                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No.  )

NAME OF ISSUER:                  Boyd Gaming Corp.

TITLE OF CLASS OF SECURITIES:    Common Stock

CUSIP NUMBER:                    103304101

CUSIP NO.                        103304101

(1)     Names of Reporting Persons                 MELLON FINANCIAL CORPORATION
        SS or IRS Identification Nos. Of Above Person   IRS No. 25-1233834

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares          (5)     Sole Voting Power             2,472,717
Beneficially
Owned by Each             (6)     Shared Voting Power             226,400
Reporting Person
With                      (7)     Sole Dispositive Power        2,740,717

                          (8)     Shared Dispositive Power        510,700

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                3,251,417

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                  (   )

(11)    Percent of Class Represented by Amount in Row (9)           5.22

(12)    Type of Reporting Person (See Instructions)                   HC

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer: Boyd Gaming Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
                                             2950 South Industrial Road
                                             Las Vegas, NV 89109

Item 2(a)   Name of Person Filing:   Mellon Financial Corporation and any other
                                     reporting person(s) identified on the
                                     second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None, Residence:
                                               c/o Mellon Financial Corporation
                                               One Mellon Center
                                               Pittsburgh, Pennsylvania 15258
                                               (for all reporting persons)

Item 2(c)   Citizenship:                       United States

Item 2(d)   Title of Class of Securities:      Common Stock

Item 2(e)   CUSIP Number:                      103304101

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

                BK =  Bank as defined in Section 3(a)(6) of the Act

                IV = Investment Company registered under Section 8 of the Investment Company Act

                IA = Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Section 240.13-d(1)(b)(1)(ii)(F)

                HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4   Ownership:   See Items 5 through 9 and 11 of cover page(s)
                      as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Financial Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked:   (   )   Mellon Bank, N.A. is the
trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5   Ownership of Five Percent or Less of a Class:   If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  (   )

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:   All of the securities are beneficially owned by Mellon Financial
Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( 0 ).

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
         See Exhibit I.

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:                                N/A

Item 10   Certification:   By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Financial Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date: January 21, 2000

MELLON FINANCIAL CORPORATION


By:   JACQLYN D. STEIN
    ------------------------
      Jacqlyn D. Stein
      Vice President,
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Mellon Financial Corporation

                                   EXHIBIT I


The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Financial Corporation, as marked (X):


(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."

        ( X )   Boston Safe Deposit and Trust Company
        (   )   Mellon Bank (Delaware) National Association
        (   )   Mellon Bank (MD)
        ( X )   Mellon Bank, N.A. (also parent holding company of the Dreyfus
                Corporation and Mellon Equity Associates)
        (   )   Mellon, F.S.B.
        (   )   Mellon Trust of California
        (   )   Mellon Trust Florida
        (   )   Mellon Trust of New York

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

        (   )   Boston Safe Advisors
        (   )   Dreyfus Investment Advisors, Inc.
        (   )   Founders Asset Management LLC
        ( X )   Franklin Portfolio Associates Trust
        (   )   Laurel Capital Advisors
        ( X )   Mellon Capital Management Corporation
        (   )   Mellon Equity Associates
        (   )   Newton Asset Management Limited
        (   )   Newton Capital Management Limited
        (   )   Newton Fund Managers Limited
        (   )   Newton International Investment Management Limited
        (   )   Newton Investment (IOM) Management Limited
        (   )   Newton Investment Management (Guernsey) Limited
        (   )   Newton Investment Management Limited
        (   )   Newton Management (Asia) Pte, Limited
        (   )   Royal Bank of Scotland Portfolio Management Limited
        (   )   Royal Bank of Scotland Unit Trust Management Limited
        (   )   Stewart Newton Fund Management (Mauritius) Limited
        (   )   Sundaram Newton Asset Management Pte Co, Ltd
        ( X )   The Dreyfus Corporation (also parent holding company of Dreyfus
                Investment Advisors, Inc.)
        ( X )   The Boston Company Asset Management, Inc.
        (   )   Wellington BES Limited

(C) The Item 3 classification of each of the legal entities listed below is "Item 3(g) Parent Holdings Company, in accordance with Section
240.13d-I(b)(ii)(G)."

        ( X )   Boston Group Holdings, Inc. (parent holding company of The
                Boston Company, Inc.)
        ( X )   MBC Investment Corporation (parent holding company of Laurel
                Capital Advisors, Franklin Portfolio Associates, Mellon Bank,
                F.S.B. and Mellon Capital Management Corporation)
        ( X )   Mellon Financial Corporation
        (   )   Nepturn LLC (parent holding company of Newton Management
                Limited)
        (   )   Newton Management Limited (parent holding company of all Newton entities listed in (B) above)
        ( X )   The Boston Company, Inc. (parent holding company of Boston Safe
                Advisors, Inc., The Boston Company Asset Management, Inc.,
                Boston Safe Deposit and Trust Company, Mellon Trust of
                California, Mellon Trust of New York and Mellon Trust Florida)

NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A) AND (B) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF MELLON FINANCIAL CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON MELLON FINANCIAL CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR MELLON FINANCIAL CORPORATION.)